Exhibit 6.1

THIRD AMENDED AND RESTATED

ASSIGNMENT AGREEMENT

THIS THIRD AMENDED AND RESTATED ASSIGNMENT AGREEMENT (this “Third Assignment Agreement”) is made and entered into effective as of the 31st day of January, 2014 (the “Effective Date”) by and between Apollonia, LLC, a Minnesota limited liability company (“Apollonia”) and St. Renatus, LLC, a Delaware limited liability company (“St. Renatus”).

RECITALS

WHEREAS, Bryan M. Clay made certain inventions which are described and claimed in U.S. Patent No. 6,413,499 (the “Clay Patent”);

WHEREAS, Bryan M. Clay and Clay & Associates subsequently assigned and transferred ownership of the Clay Patent and the invention disclosed and claimed therein, as well as certain other rights to Gill Anesthesia, LLC (“Gill”) pursuant to that certain Assignment Agreement dated September 7, 2004, as amended thereafter (the “Clay Assignment Agreement”);

WHEREAS, on or about March 21, 2005, Clay & Associates assigned all of its rights and obligations under the Clay Assignment Agreement to Nasadent, LLC, a Mississippi limited liability company (“Nasadent”) upon the formation of Nasadent and, after such assignment by Nasadent, Clay & Associates no longer exists as a separate entity;

WHEREAS, on November 7, 2005, Gill merged with and into a Minnesota limited liability company formerly known as Renatus, LLC;

WHEREAS, on December 30, 2005, the entity formerly known as Renatus, LLC changed its name to Apollonia, LLC;

WHEREAS, Section 12 of the Clay Assignment Agreement specifies that “[a]ll royalties, license fees and up-front payments received as a result of the commercialization of the [Clay] Patent and related inventions shall be divided between the parties as follows: (1) Sixty (60%) Percent to [Apollonia]; and (2) Forty (40%) Percent to Clay & Associates;”

WHEREAS, the Clay Assignment Agreement was amended according to the First Amendment to Assignment Agreement entered into and signed by Clay & Associates, Nasadent, LLC, Bryan M. Clay (together referred to as “Clay”) and Apollonia on even date herewith (the “First Clay Amendment”);

WHEREAS, Apollonia and St. Renatus entered into an Assignment Agreement dated March 31, 2008 (the “First Assignment Agreement”);

WHEREAS, the First Assignment Agreement was amended and restated on July 28, 2008 pursuant to an Amended and Restated Assignment Agreement, and further amended pursuant to the First Amendment thereto dated January 1, 2010 (the “Second Assignment Agreement”);

WHEREAS, the Second Assignment Agreement was amended pursuant to a Second Amended and Restated Assignment Agreement dated May 6, 2010 and the parties thereto hereby desire to amend and restate in its entirety the Second Amended and Restated Assignment Agreement pursuant to the terms of this Third Assignment Agreement;

WHEREAS, upon the occurrence of the Apollonia Final Approval Vote (as defined below) Apollonia assigned the Patents as defined in the Clay Agreement, and certain other rights, to St. Renatus and St. Renatus acquired the ownership of such Patents, upon the terms and subject to the conditions set forth in the First Assignment Agreement, as amended, with such assignment recorded with the United States Patent and Trademark Office on April 3, 2009;

WHEREAS, the Assigned Property (as it existed at such time) was assigned from Apollonia to St. Renatus, as contemplated in the First Assignment Agreement, and, pursuant to the Second Amended and Restated Assignment Agreement, the parties modified the structure and timing of the payment obligations called for in the First Assignment Agreement to (i) allow certain amounts to be advanced by St. Renatus to Apollonia in exchange for a note payable from Apollonia to St. Renatus and (ii) more closely align the payment obligations with the anticipated available cash flow of each of the parties;

WHEREAS, the parties hereto have determined pursuant to this Third Assignment Agreement to (i) clarify and expand the scope of Apollonia’s and Clay’s entitlement to royalties and the term thereof, (ii) provide for St. Renatus to advance additional funds to assist Apollonia in paying outstanding and future obligations prior to the receipt by St. Renatus of Net Sales from Products, and (iii) further amend the timing of the payment obligations in light of the available cash flow and cash flow needs of the parties; and

WHEREAS, that the modifications made in this Third Assignment Agreement to the Second Amended and Restated Assignment Agreement are in the best interests of each of the parties hereto.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged:

1.       Definitions; Replacement of Clay & Associates by Nasadent. As used herein, the following capitalized terms shall have the meanings set forth below. For all purposes of this Third Assignment Agreement, the Clay Assignment Agreement and the First Clay Amendment, Nasadent shall be considered to replace “Clay & Associates” wherever the term “Clay & Associates” appears in any of such agreements, including, without limitation, the proper party to whom payments are to be made pursuant to Section 12(2) of the Clay Assignment Agreement.

(a)     “Affiliate” means any corporation, company, partnership, joint venture or other business entity which controls, is controlled by, or is under common control with any party, wherein “control” means (a) in the case of a corporation, owning or controlling, directly or indirectly, at least fifty percent (50.0%) of the stock normally entitled to vote for election of directors of a party; or (b) in the case of any other business entity, owning or controlling at least a fifty percent (50.0%) profits interest in the business entity. For purposes of this definition, Apollonia is not an Affiliate of St. Renatus, irrespective of any common ownership among the members who own the parties to this Third Assignment Agreement.

(b)     “Apollonia Final Approval Vote” means the majority approval of Apollonia’s Members which was obtained upon the receipt of the fairness opinion with respect to the assignment by Duff and Phelps.

(c)     “Assigned Property” means, collectively, the Patents, the IND, and all Intellectual Property related to the foregoing that was assigned from Apollonia to St. Renatus and which relates to anesthetizing a portion or all of a patient’s maxillary dental arch using a nasally delivered anesthetizing composition.

(d)     “Cure Period” means with respect to any date St. Renatus is obligated to make a payment to Apollonia as set forth in this Third Assignment Agreement, the 120 day period beginning on the date that Apollonia provides St. Renatus with written notice that a payment due and owing from St. Renatus to Apollonia has not been timely made under the terms of this Third Assignment Agreement, as amended.

(e)     “IND” means an Investigational New Drug Application relating to any Product, including all pre-clinical data, clinical data, supporting information and all records related thereto.

(f)     “Intellectual Property” means all ideas, discoveries, inventions, trade secrets, know-how, improvements, modifications, technology, formulations, techniques, methods, including manufacturing procedures and methods of use, data, databases, algorithms and compositions of matter, including all physical, chemical, and biological materials, whether or not patentable or copyrightable, and all patents, patent applications, and copyright registrations disclosing or relating to any of the foregoing.

(g)     “License Revenue” means all revenue, including royalties, milestone payments, and lump sum payments, received by St. Renatus and its Affiliates in exchange for any license granted in and to the Patents (other than amounts included in Net Sales) which revenue relates to anesthetizing a portion or all of a patient’s maxillary dental arch using a nasally delivered anesthetizing composition.

(h)     “Patents” means (1) U.S. Patent No. 6,413,499 and all inventions disclosed and claimed therein, all foreign patents and applications, and all substitutes, reissues, reexaminations, extensions, renewals, reinstatements and restorations of any of the foregoing, and (2) any additional patent claims approved in the United States or any foreign jurisdiction relating to anesthetizing a portion or all of a patient’s maxillary dental arch using a nasally delivered anesthetizing composition, including certain of such claims in U.S. Patent No. 8,580,282 issued on November 12, 2013 to Mark David Kollar for a Dental Anesthetic Comprising Tetracaine and a Vasoconstrictor for Intranasal Administration (which patent was the subject of a provisional application filed on April 3, 2009).

(i)     “Prepayment Promissory Note” means a nine-year promissory note issued by Apollonia to St. Renatus dated December 31, 2013, whereby Apollonia may borrow up to a maximum amount of $5.0 million from St. Renatus, at a minimum advance rate as may be requested by Apollonia subject to the consent of St. Renatus which may be withheld in St. Renatus’ sole discretion, which note will accrue interest annually at the minimum applicable federal rate applicable to such mid-term notes while it is outstanding and which loan will be repaid by Apollonia initially on an interest-only basis with interest first payable annually when up-front payments are made to Apollonia pursuant to Section 3(a), and any prior accruals of interest amortized thereafter over the remaining term of the note, with principal and accrued interest due either (x) on maturity or (y) if Apollonia has received at least $50 million in payments under Section 3, the remaining principal and interest shall be amortized on an annual basis over a four (4) year period thereafter or through the original maturity date, whichever period is shorter. Apollonia may prepay the Note and all accrued interest at any time.

(j)     “Product” or “Products” means any product (or use thereof) that is covered by at least one valid and enforceable claim of the Patents that relates to anesthetizing a portion or all of a patient’s maxillary dental arch using a nasally delivered anesthetizing composition.

(k)     “Net Sales” means gross revenue received by St. Renatus and its Affiliates in exchange for the sale, lease, transfer, use, or distribution of Products, less (without duplication and interpreted consistent with generally accepted accounting principles) the sum of the following actual and customary deductions (net of rebates or allowances of such deductions received): cash, trade, or quantity discounts; sales, tariffs, duties and use taxes imposed and with reference to particular sales; outbound transportation charges prepaid or allowed (including order fulfillment and delivery charges); uncollectible amounts written off in good faith that were previously included in Net Sales (provided that such amounts shall be included in Net Sales upon any collection thereof); and amounts allowed or credited on returns; provided, however, that “Net Sales” shall not include License Revenue.

(l)     “Term” means the term of this Third Assignment Agreement, which shall commence on the Effective Date and end upon the expiration of all Patents (as defined in Section 1(h)).

2.       Assignment.

(a)     Upon execution of the First Assignment Agreement after obtaining approval of its Board of Governors, Apollonia agreed to sell, assign, set over and transfer unto St. Renatus, its successors, legal representatives or assigns, at the time described in Section 2(b), the entire right, title and interest in and to the Assigned Property as it existed at such time, including (a) all priority rights under applicable international, multilateral and bilateral treaties and conventions and (b) the right and power to sue and recover for all past, present and future infringement of the Patents, as defined in the First Assignment Agreement.

(b)     Upon the Apollonia Final Approval Vote after receipt of the fairness opinion as described in the definition thereof, the assignment of the Assigned Property (as it existed at such time) was immediately effective and Apollonia (i) promptly executed the “Assignment Agreement” in a form substantially similar to that set forth in Attachment A to the First Assignment Agreement, which was filed with and recorded in the U.S. Patent Office for the purpose of documenting and perfecting the transfer of Apollonia’s ownership of U.S. Patent No. 6,413,499 from Apollonia to St. Renatus on or about April 3, 2009, and (ii) agreed to promptly execute any similar Assignment Agreements for all other patents filed by Apollonia and included within the definition of “Patents” hereunder, whether such filings occur before or after the Apollonia Final Approval Vote. Apollonia further agreed and hereby agrees to cooperate and assist St. Renatus in executing any and all declarations, oaths, and other papers that may be necessary to document, record, and perfect St. Renatus’ ownership in and to the Assigned Property with any domestic or foreign governmental authority.

(c)     St. Renatus agreed that it is solely and exclusively responsible, at its sole cost and expense, to maintain the Patents for their full term. St. Renatus agreed to pay all expenses incurred after the effective date of the First Assignment Agreement in connection with the FDA approval process for the Patents, and St. Renatus assumed all outstanding accounts payable of Apollonia at the time of the First Assignment Agreement that were incurred by Apollonia in connection with such Patents and the pending FDA approval process. St. Renatus further agreed and hereby agrees to use reasonable commercial efforts to achieve the NDA approval described in Section 3(a).

(d)     In the event that any payment due under Section 3(a) is not paid when due, Apollonia, in its sole discretion, may extend the period of time to make such payment. If the payment is not made after exhaustion of the extension period, if permitted by Apollonia, St. Renatus hereby covenants and agrees to transfer the Assigned Property back to Apollonia at no cost and any and all contractual agreements and obligations under this Third Assignment Agreement shall terminate between the parties, except that the obligations under Sections 4 and 7 shall continue and Apollonia shall remain liable on any Prepayment Promissory Note outstanding.

3.       Consideration.

(a)     Special Up-Front Payments. In consideration for the assignment made hereby, St. Renatus agrees to pay to Apollonia the royalty provided for in Section 3(b) plus upfront cash payments described in this Section 3(a) totaling Ten Million Dollars ($10,000,000), which upfront cash payments are payable as follows: Ten Million Dollars ($10,000,000) by wire transfer of immediately available funds beginning after the approval by the U.S. Food & Drug Administration (“USFDA”) of a New Drug Application (“NDA”) for an initial Product developed by St. Renatus, Apollonia and/or their Affiliates (subject to the Cure Period), which payment shall be made at the rate of One Million Dollars ($1,000,000) for each Twenty Million Dollars ($20,000,000) of Net Sales of Products sold by St. Renatus, which payments totaling Ten Million Dollars ($10,000,000) as described herein, for the avoidance of doubt, shall be one-time non-recurring payments, regardless of the number of Products that may be approved by the USFDA hereafter.

(b)     Royalty--Exclusivity Enforceable Jurisdictions. In jurisdictions where a Product is sold that provides for patent exclusivity enforcement protection, and in jurisdictions where St. Renatus obtains regulatory exclusivity (even if no patent protection is available), St. Renatus shall pay to Apollonia, in addition to the cash payments required by Section 3(a), a running royalty based on commercial sales of Products in an amount equal to ten (10%) percent of Net Sales of Products sold by St. Renatus or its Affiliates in any such jurisdiction. St. Renatus shall further pay to Apollonia a running royalty in an amount equal to thirty (30%) percent of all License Revenue received by St. Renatus in any such jurisdiction. As provided in the definitions of “Products,” “Net Sales” and “License Revenue,” payments pursuant to this Section 3(b) relate exclusively to Net Sales and License Revenue generated from Products that involve anesthetizing a portion or all of a patient’s maxillary dental arch using a nasally delivered anesthetizing composition. The payment obligations contained in this Section 3(b) shall be coterminous with the expiration of the Term. All royalties paid by St. Renatus to Apollonia under Section 3(b) are subject to Apollonia’s obligation under the Clay Assignment Agreement and First Clay Amendment to pay 40% of all such royalties to Clay, which are immediately payable by Apollonia to Clay and must be paid within twenty-one (21) days.

(c)     Subsequent Transfer--Assumption of Payment Obligations. St. Renatus hereby acknowledges that any subsequent transfer, sale, or assignment of the Assigned Property by St. Renatus, prior to the expiration of the Term (a “Subsequent Transfer”), shall not terminate or modify the payment obligations contained in this Section 3. Any subsequent transferee shall covenant and agree to accept the Assigned Property subject to the payment obligations contained in this Section 3. Notwithstanding Section 8(g) hereof, it shall be a condition precedent to any Subsequent Transfer, that the subsequent transferee shall (i) acknowledge in writing to Apollonia the payment obligations contained in this Section 3, (ii) covenant and agree to accept the Assigned Property subject to said payment obligations, (iii) provide evidence of its ability and legal authority to maintain the Patents and to perform on the payment obligations contained in this Section 3, (iv) execute all such other agreements or documents as may be reasonably requested by Apollonia in connection with the Subsequent Transfer, and (v) agree not to transfer the Assigned Property without the prior written consent of Apollonia.

(d)     No Exclusivity Enforcement Jurisdictions. St. Renatus shall not be obligated to pay Apollonia any royalty on Net Sales of Products or License Revenue in jurisdictions where exclusivity enforcement protection is not available by operation of law, including any jurisdiction not described in Section 3(b).

(e)     No Sub-Licensing in the United States. St. Renatus shall not sub-license Products for sale in the United States and therefore shall have no License Revenue in the United States.

(f)     Time of Payments; Reports. Within thirty (30) days after the end of each calendar quarter during the Term, St. Renatus shall (i) pay to Apollonia the royalties due for the preceding quarter under Section 3(b) and (ii) provide to Apollonia and Clay a report that sets forth the total Net Sales and License Revenue, in reasonable detail, in each case for the preceding quarter for which royalties are due under Section 3(b). St. Renatus shall maintain supporting records of such computed royalties and Apollonia and Clay shall have a right of inspection as provided in Section 5(f).

(g)     Reporting to Clay of Payments Made to Apollonia. When payments under this Third Assignment Agreement occur from St. Renatus to Apollonia, St. Renatus shall promptly notify Clay of the amount and date of the funds transfer.

(h)     Prepayment Promissory Note. As additional consideration for the assignment hereunder, St. Renatus shall consolidate all outstanding loans owing from Apollonia to St. Renatus and provide additional funding to Apollonia through the Prepayment Promissory Note.

4.       Confidentiality.

(a)     As used herein, “Confidential Information” means all information and data relating to the business, operations, plans, services, facilities, processes, software, methodologies, technologies, Intellectual Property, research and development, clients and suppliers, partners, principals, employees, consultants, and authorized agents of either party that is supplied in written, electronic, oral, or any other form by or on behalf of any party (the “Disclosing Party”) to any other party (the “Receiving Party”). Except as expressly provided herein, the parties agree that, for the Term of this Third Assignment Agreement and at anytime thereafter, the Receiving Party shall keep completely confidential and shall not publish or otherwise disclose and shall not use for any purpose except for the purposes contemplated by this Third Assignment Agreement any Confidential Information furnished to it by the Disclosing Party hereto pursuant to this Third Assignment Agreement, except to the extent that it can be established by competent proof by the Receiving Party that such Confidential Information:

(i)      was already known to the Receiving Party, other than under an obligation of confidentiality, at the time of disclosure, as evidenced by its written records;

(ii)     was generally available to the public or otherwise part of the public domain at the time of its disclosure to the Receiving Party;

(iii)    became generally available to the public or otherwise became part of the public domain after its disclosure, other than through any act or omission of the Receiving Party in breach of this Third Assignment Agreement;

(iv)    was independently developed by the Receiving Party, as demonstrated by documented evidence prepared contemporaneously with such independent development; or

(v)      was subsequently lawfully disclosed to the Receiving Party by a person, other than a party hereto, who was not under any confidentiality obligation with respect thereto.

(b)     The Receiving Party shall maintain in confidence all of the Disclosing Party’s Confidential Information and shall not release or disclose any tangible component thereof to any third party without first receiving the prior written consent of the Disclosing Party to said release or disclosure, except as otherwise provided in this Third Assignment Agreement or to the extent such disclosure is required by law. Notwithstanding anything to the contrary herein, a Receiving Party may use or disclose Confidential Information of the Disclosing Party for any purpose that is deemed necessary upon the advice of counsel including, without limitation, in filing or prosecuting patent applications contemplated hereby, prosecuting or defending litigation, complying with applicable governmental regulations or otherwise submitting information to tax or other governmental authorities.

5.       Additional Agreements.

(a)     After the execution of the First Assignment Agreement, but prior to the receipt of an affirmative vote of members of Apollonia as required after the receipt of a fairness opinion pursuant to the definition of “Apollonia Final Approval Vote,” Apollonia agreed to negotiate solely and exclusively with St. Renatus with respect to the Assigned Property and Apollonia further agreed to not sell or otherwise assign or transfer the Assigned Property or any right, title or interest therein, or negotiate with or have discussions regarding the Assigned Property with any other person or entity.

(b)     St. Renatus agreed and hereby agrees to use commercially reasonable efforts towards USFDA approval and commercialization of at least one Product.

(c)     If Apollonia becomes aware of any actual or threatened infringement of the Patents, Apollonia shall promptly notify St. Renatus in writing and shall, on an ongoing basis, make available to St. Renatus all information and particulars, if any, in its possession relating to such actual or threatened infringement. St. Renatus shall have the sole and exclusive right, at its sole cost and expense, to prosecute, and retain all damages, revenue, and other forms of remedies arising from, any and all infringement actions based on any such infringement of the Patents. Any payments (including, without limitation, damage awards, settlements or any proceeds other than recoveries of costs and expenses) received by St. Renatus in connection with the successful prosecution of any action based on an infringement of the Patents shall be deemed Net Sales revenue for purposes of this Third Assignment Agreement to the extent such payments are considered to be compensation for Net Sales of Products or License Revenue otherwise lost by St. Renatus due to such infringement.

(d)     Apollonia represents and warrants that:

(i)      it has the full right and authority to enter into this Third Assignment Agreement and the execution of this Third Assignment Agreement has been approved by its Board of Governors;

(ii)     it is validly existing and duly organized in the State of Minnesota, and is not subject to any disability that might interfere with the performance of Apollonia’s obligations under this Third Assignment Agreement;

(iii)    it is not a party to, and will not become a party to, any agreement, obligation, or understanding that is inconsistent with this Third Assignment Agreement or might limit or impair St. Renatus’ rights or obligations under this Third Assignment Agreement;

(iv)    the execution, delivery, and performance of this Third Assignment Agreement have been duly authorized by all necessary action on the part of Apollonia;

(v)     as of the Effective Date there are no existing or threatened actions, suits, or claims pending with respect to the right of Apollonia to enter into and perform its obligations under this Third Assignment Agreement, nor, to the knowledge of Apollonia, does any circumstance exist which may be the basis of any such action, suit, or claim that could have an adverse effect on this Third Assignment Agreement;

(vi)     all Assigned Property at the time of the First Assignment Agreement was owned solely and exclusively by Apollonia;

(vii)    except as otherwise approved by St. Renatus, there are no, and will not be any, security liens or other encumbrances on the Assigned Property that could interfere with St. Renatus’ rights under this Third Assignment Agreement; and

(viii)   Apollonia was not required to obtain approvals from any third party in order to grant and transfer the rights pursuant to the First Assignment Agreement.

(e)     St. Renatus represents and warrants that:

(i)      it has the full right and authority to enter into this Third Assignment Agreement;

(ii)     it is validly existing and duly organized in the State of Delaware, and is not subject to any disability that might interfere with the performance of St. Renatus’ obligations under this Third Assignment Agreement;

(iii)    it is not a party to, and will not become a party to, any agreement, obligation, or understanding that is inconsistent with this Third Assignment Agreement or might limit or impair Apollonia’s rights or obligations under this Third Assignment Agreement;

(iv)    the execution, delivery, and performance of this Third Assignment Agreement have been duly authorized by all necessary action on the part of St. Renatus; and

(v)     as of the Effective Date, there are no existing or threatened actions, suits, or claims pending with respect to the right of St. Renatus to enter into and perform its obligations under this Third Assignment Agreement, nor, to the knowledge of St. Renatus, does any circumstance exist which may be the basis of any such action, suit, or claim that could have an adverse effect on this Third Assignment Agreement.

(f)     St. Renatus agrees to keep accurate and correct records of Products sold or licensed under this Third Assignment Agreement appropriate to determine the amount of royalties due Apollonia and Clay. These records shall be retained for at least five (5) years following a given reporting period and shall be available during normal business hours for inspection once during any twelve (12) month period, at the expense of Apollonia and Clay, by an accountant or other designated auditor selected by Apollonia (that is reasonably acceptable to Clay if Clay is paying all or a portion of the expenses of such person) for the sole purpose of verifying reports and royalty payments hereunder. The accountant or auditor shall only disclose to Apollonia and Clay information relating to the accuracy of reports and royalty payments made under this Third Assignment Agreement. If an inspection shows an underreporting or underpayment in excess of five percent (5%) for any twelve (12) month period, then St. Renatus shall reimburse Apollonia and Clay for the cost of the inspection at the time St. Renatus pays the unreported royalties.

(g)     St. Renatus agrees to take all actions necessary to obtain available extensions on the Patents, with such extensions applicable to one or more of the Patents based on the advice of patent counsel (in light of the scope and expiration dates of the existing Patents) as to which extension or combination of extensions is in the best interests of the parties hereto.

6.       No Representation or Warranty. Except as provided in Section 5, Apollonia makes no other representations, warranties or covenants, express or implied, nor shall Apollonia have any liability in respect of any infringement of rights of a third party with respect to the exploitation of the Patents.

7.       Indemnification.

(a)     St. Renatus shall indemnify, defend, and hold harmless Apollonia and its directors, members, officers, employees, agents, sublicensees, and the successors and assigns of any of the foregoing (the “Apollonia Indemnitees”) from and against all liabilities, damages, losses, costs, or expenses (including reasonable attorneys’ and professional fees and expenses and other expenses of litigation and arbitration) (each a “Liability”) resulting from a claim, suit, or proceeding brought by a third party against an Apollonia Indemnitee, arising from or occurring as a result of St. Renatus’ use of the Assigned Property or St. Renatus’ marketing, manufacture, or sale of Products.

(b)     Apollonia shall indemnify, defend, and hold harmless St. Renatus and its directors, members, officers, employees, agents, sublicensees, and the successors and assigns of any of the foregoing (the “St. Renatus Indemnitees”) from and against any Liability resulting from a claim, suit, or proceeding brought by a third party against a St. Renatus Indemnitee, arising from or occurring as a result of (i) Apollonia’s breach of this Third Assignment Agreement, or (ii) a claim by any party to whom Apollonia has any obligation as a result of Apollonia’s acquisition of the Assigned Property.

(c)     Any Apollonia Indemnitee or St. Renatus Indemnitee that intends to claim indemnification under this Section 7 shall promptly notify the other party (the “Indemnitor”) in writing of any Liability in respect of which the Apollonia Indemnitee or St. Renatus Indemnitee intends to claim such indemnification, and the Indemnitor shall have the right to participate in, and, to the extent the Indemnitor so desires, to assume the defense thereof. At the request of the Indemnitor, the Indemnitee shall cooperate fully with the Indemnitor and its legal representatives in the investigation of any action, claim, or Liability covered by this indemnification and provide full information with respect thereto.

8.       Miscellaneous.

(a)     Further Assurances. From time to time after the Effective Date hereof, at the reasonable request of the other party hereto and at the expense of the party so requesting, a party shall execute and deliver such documents and take such other actions as may be reasonably requested by the other party in order to consummate more effectively the transactions contemplated hereby, including but not limited to the giving of any necessary or appropriate notices to the USFDA or U.S. Patent and Trademark Office.

(b)     No Third Party Beneficiary. This Third Assignment Agreement is solely for the benefit of the parties hereto and their respective successors and permitted assigns, and shall not be deemed to confer upon or give to any other third party any remedy, claim, liability, reimbursement, cause of action or other right.

(c)     Severability. Should any provision of this Third Assignment Agreement for any reason be declared invalid or unenforceable, such decision shall not affect the validity or enforceability of any of the other provisions of this Third Assignment Agreement, which remaining provisions shall remain in full force and effect and the application of such invalid or unenforceable provision to persons or circumstances other than those as to which it is held invalid or unenforceable shall be valid and enforced to the fullest extent permitted by law.

(d)     Governing Law. This Third Assignment Agreement shall be governed by and construed in accordance with the laws of the State of Minnesota, irrespective of conflicts of laws provisions.

(e)     Independent Contractors. The relationship of the parties hereto is that of independent contractors. The parties hereto are not deemed to be agents, partners, or joint venturers of the other for any purpose as a result of this Third Assignment Agreement or the transactions contemplated thereby.

(f)     Complete Agreement; Amendment. This Third Assignment Agreement constitutes the entire agreement, both written and oral, among the parties with respect to the subject matter hereof, and all prior agreements respecting the subject matter hereof, either written or oral, expressed or implied, are merged and canceled, and are null and void and of no effect. No amendment, change, or addition hereto or any separate agreement that may address the subject matter hereof shall be effective or binding on any of the parties unless reduced to writing and executed by a duly authorized representative of all parties.

(g)     Assignment. Neither party may assign this Third Assignment Agreement, or any right or obligation hereunder, without the prior written consent of the other; provided, however, that either party may assign this Third Assignment Agreement to any of its Affiliates, or, subject to Section 3(c) regarding the assumption of payment obligations hereunder, to a purchaser of all or substantially all of its assets to which this Third Assignment Agreement relates (including an acquisition by merger or the purchase of equity interests in a party), in each case with prior written notice to the other party. This Third Assignment Agreement shall be binding on and inure to the benefit of the parties hereto and their respective permitted successors and assigns.

(h)     Headings. The captions to the Sections hereof are not a part of this Third Assignment Agreement, but are included merely for convenience of reference only and shall not affect the meaning or interpretation

(i)     Counterparts. This Third Assignment Agreement may be executed in counterparts, each of which shall be deemed to be an original, and together shall be deemed to be one and the same agreement.

(j)     Requisite Approval. By their execution of this Third Assignment Agreement, the undersigned persons hereby confirm that they are duly authorized to execute this Third Assignment Agreement and any necessary requisite approval has been obtained with respect to this Third Assignment Agreement and all matters set forth herein.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Third Assignment Agreement to be executed effective as of the date first above written.

APOLLONIA, LLC,

   a Minnesota limited liability company

By: /s/ James Mulvahill

Name: James Mulvahill

Title: Co-CEO

ST. RENATUS, LLC,

   a Delaware limited liability company

By: /s/ Steven T. Merrick

Name: Steven T. Merrick

Title: CEO

[Signature Page to Third Amended and Restated Assignment Agreement]